Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel:(905) 569-2265  fax:(905) 569-9231                           Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces First Quarter 2001 Results

Toronto, Ontario (April 23, 2001) -- Vasogen Inc. (TSE: VAS; AMEX: MEW), a developer of proprietary immune modulation therapies for the treatment of cardiovascular, autoimmune, and other inflammatory diseases, today reported the results of operations for the first quarter of 2001. Comparative figures relate to the three-month period ended February 28, 2001, and that of the three-month period ended February 29, 2000, unless otherwise noted. All amounts are in Canadian Dollars.

Financial Results

For the first quarter, the Company recorded a net loss of $2.7 million, or $0.06 per share, compared to a loss of $2.2 million, or $0.06 per share, the year prior. The increased loss resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by higher investment income.

Research and development expenditures totaled $1.8 million, compared to $1.3 million in fiscal 2000. The rise in R&D spending primarily reflects the costs associated with the increased number of indications in clinical trials, pre-clinical research initiatives investigating the impact of immune modulation therapy on new disease targets, and higher costs associated with the Company's expanded intellectual property portfolio.

General and administration expenditures totaled $1.6 million versus $0.9 million in the prior period. This increase relates to greater infrastructure requirements in the research, corporate, and business development areas necessary to support advancing the development of the Company's immune modulation therapy.

Investment income totaled $0.6 million in the quarter, compared with $0.1 million in 2000. Investment income was higher due to a larger cash and marketable securities balance.

Cash, cash equivalents, and marketable securities held to maturity totaled $38.8 million versus $41.6 million at year-end. During the quarter, Vasogen received proceeds of $0.1 million from the exercise of options and warrants, compared to $4.2 million in the prior period. The total number of common shares outstanding at the end of the quarter increased to 44.8 million from 44.7 million at year-end and from 38.1 million for the quarter ended February 29, 2000.

An expanded Management's Discussion & Analysis for the quarter can be accessed through Vasogen's web site at www.vasogen.com.


                                     -more-

                                                       ...page 2, April 23, 2001


Highlights

The Company is currently planning the launch of a U.S. multi-center trial of its lead product in peripheral vascular disease (PVD) to support the regulatory approvals process in the United States and other major jurisdictions. The success of Vasogen's therapeutic approach to regulating destructive inflammation was marked by positive results reported late last year from its clinical program in PVD. Vasogen's immune modulation therapy provided significant clinical benefit to patients with advanced disease. Furthermore, the therapeutic benefits observed in these patients were long lasting, free of drug interactions, and without significant adverse side effects. These results compare very favorably with the current therapies for PVD, supporting Vasogen's commitment to making immune modulation therapy the treatment of choice for this debilitating disease.

Vasogen has received regulatory approval from Health Canada to commence patient enrollment in a multi-center clinical trial in moderate to severe psoriasis. The new trial will enroll up to 105 patients and follows the successful completion of a double-blind, placebo-controlled clinical trial in moderate to severe psoriasis patients that reported in late 2000. In this initial study, Vasogen's immune modulation therapy demonstrated positive clinical responses with no reports of significant adverse side effects. These results compared very favorably to current therapies, which exhibit significant toxicity. The new multi-center trial is designed to study the impact of optimized dosing schedules and provide further information supporting the efficacy of the Company's immune modulation therapy. Upon the completion of this study, which is planned for the fourth quarter of this year, the Company expects to advance to a pivotal trial to underpin regulatory approval.

During the quarter, the Company announced that research conducted at the University of Toronto, in a pre-clinical model of Th1 driven inflammation, demonstrated that interferon-gamma and interleukin-6 are significantly down-regulated by Vasogen's immune modulation therapy. These powerful pro-inflammatory cytokines are implicated in a number of autoimmune and inflammatory diseases. This finding is consistent with previously reported results demonstrating the ability of immune modulation therapy to inhibit inflammation via IL-10, a potent anti-inflammatory cytokine. While pharmaceutical therapies typically target a single element in either the pro-inflammatory or the anti-inflammatory cascade, this research demonstrates that Vasogen's therapeutic intervention modulates the immune system by influencing cytokines in both cascades. These results provide additional evidence of the fundamental immune-mediating mechanism of the therapy and support its applicability across a broad range of inflammation and autoimmune conditions.

The application of Vasogen's immune modulation therapy in the area of leukemia has taken on added significance with the announcement of a new clinical initiative in chronic lymphocytic leukemia (CLL). Given that malignant B-lymphocytes involved in CLL appear to have escaped normal immune regulation, it was expected that Vasogen's immune modulation therapy would provide a beneficial effect. Based on clinical observations in advanced CLL patients who received immune modulation therapy as an alternative to chemotherapy, the Company has received regulatory approval from Health Canada to commence a clinical trial in up to 22 CLL patients. CLL is the most common form of adult leukemia in the Western world, affecting 120,000 individuals in North America and Europe. Late-stage CLL patients have a median survival rate of less than three years. At present CLL is incurable, with conventional chemotherapy agents being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, hair loss, and increased risk of infection. Approximately $300 million is spent annually on current therapies for CLL. The study is being conducted at the Toronto Sunnybrook Regional Cancer Centre, Sunnybrook and Women's College Health Sciences Centre, under the direction of Dr. David Spaner, Clinical Oncologist, University of Toronto, and results are expected in the second half of 2001.

                                     -more-

                                                       ...page 3, April 23, 2001


The Company also announced that William R. Grant would succeed William Cochrane, M.D., as Vasogen's Chairman of the Board. Dr. Cochrane, former Chairman and Chief Executive Officer of Connaught Laboratories, served as Chairman since 1995 and will assume the role of Vice-Chairman. Mr. Grant, Chairman of Galen Associates, has been a director of Vasogen since November 1998. His experience in the funding and development of several major pharmaceutical and healthcare companies will provide invaluable guidance as the Company advances towards commercialization. Prior to founding Galen, Mr. Grant served as Vice-Chairman of SmithKline Beecham and as President and then Vice-Chairman of Smith Barney (now Solomon Smith Barney). During his tenure at Smith Barney, he participated in the financing of many healthcare companies, including G. D. Searle (now part of Monsanto), A. H. Robins (now American Home Products), Marion Laboratories (now Aventis), American Hospital Supply (now Baxter), and SmithKline Beecham (now Glaxo SmithKline).

To support the Company's expanding focus on developing its technology for the U.S. market, John C. Villforth, President and Executive Director of the Food and Drug Law Institute (FDLI), was appointed to the Board of Directors. Mr. Villforth brings extensive regulatory affairs and healthcare experience to the Board, having served since 1990 as President and Executive Director of the FDLI, a non-profit organization whose mission is to increase knowledge about the laws and regulations pertaining to foods, drugs, cosmetics, medical devices, and biological products. Prior to 1990, and for 29 years, Mr. Villforth was a Commissioned Officer in the U.S. Public Health Service in the Department of Health and Human Services, the last 19 years of which he was assigned to the Food and Drug Administration (FDA). During his tenure with the FDA, he held the positions of Director, Center for Devices and Radiological Health and Director, Bureau of Radiological Health.

The Company also appointed Robert Hirons as Director of Intellectual Property. Mr. Hirons has over 30 years of intellectual property experience, specializing in the area of biotechnology and pharmaceutical inventions. In addition, Bernard Lim was appointed Vice-President, Technology, responsible for directing all product development, manufacturing, and quality assurance processes. Mr. Lim has over 20 years of medical device development and manufacturing experience and was the Founder and Managing Director of Welmed, a leading supplier of intravenous drug delivery systems.

Vasogen will hold its Annual and Special Meeting of Shareholders on May 2, 2001 at 4:30 pm (eastern time). This event will be web cast live and will be accessible through the Vasogen web site at www.vasogen.com.

     Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                       ###

                             Financial Tables Below

VASOGEN INC.
(A development stage company)

Interim Consolidated Balance Sheet (In thousands of Canadian dollars)

February 28, 2001, with comparative figures as at November 30, 2000
===================================================================================================================
                                                                             February 28,         November 30,
                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------
                                                                              (unaudited)
Assets
Current assets:
     Cash and cash equivalents                                                $     1,002          $     2,327
     Marketable securities                                                         25,357               27,999
     Prepaid expenses and other receivables                                         1,460                1,177
-------------------------------------------------------------------------------------------------------------------
                                                                                   27,819               31,503

Marketable securities                                                              12,429               11,313

Capital assets                                                                        448                  432
Less accumulated amortization                                                        (201)                 180
-------------------------------------------------------------------------------------------------------------------
                                                                                      247                  252

Acquired technology                                                                 4,081                4,081
Less accumulated amortization                                                      (2,372)               2,309
-------------------------------------------------------------------------------------------------------------------
                                                                                    1,709                1,772

-------------------------------------------------------------------------------------------------------------------
                                                                              $    42,204          $    44,840
===================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities                                 $     1,299          $     1,326

Shareholders' equity:
     Share capital (note 2)                                                        90,901               90,785
     Deficit accumulated during the development stage                             (49,996)             (47,271)
-------------------------------------------------------------------------------------------------------------------
                                                                                   40,905               43,514
-------------------------------------------------------------------------------------------------------------------
                                                                              $    42,204          $    44,840
===================================================================================================================

See accompanying notes.

Interim Consolidated Statements of Operations and Deficit (Unaudited, in thousands of Canadian dollars except per share amounts)

Three-month period ended February 28, 2001, with comparative figures for the three-month period ended February 29, 2000
===================================================================================================================
                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development                                               $       1,815        $       1,337
     General and administration                                                     1,560                  949
-------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                                                         (3,375)              (2,286)

Investment income                                                                     650                   91
-------------------------------------------------------------------------------------------------------------------

Loss for the period                                                                (2,725)              (2,195)

Deficit, beginning of period                                                      (47,271)             (37,310)

-------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                      $     (49,996)       $     (39,505)
===================================================================================================================

Basic and fully diluted loss per share                                      $      (0.06)        $      (0.06)

===================================================================================================================

See accompanying notes.

VASOGEN INC.
(A development stage company)

Interim Consolidated Statements of Cash Flows (Unaudited, in thousands of Canadian dollars)

Three-month  period  ended February 28, 2001, with  comparative  figures for the three-month period ended February 29, 2000
===================================================================================================================

                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                                                    $      (2,725)       $      (2,195)
     Items not involving cash:
         Amortization of capital assets and acquired technology                        84                   78
         Loss on write-off of capital assets                                            -                    -
         Forgiveness of debt                                                            -                    -
         Common shares issued for services                                              -                  233
         Foreign exchange                                                              12                  (32)
         Change in non-cash working capital                                          (310)                 (22)
-------------------------------------------------------------------------------------------------------------------
                                                                                   (2,939)              (1,938)

Financing:
     Shares issued for cash                                                             -               15,525
     Warrants exercised for cash                                                       69                3,030
     Options exercised for cash                                                        47                1,155
     Share issue costs                                                                  -                 (200)
     Issue of convertible debt                                                          -                    -
     Financing costs                                                                    -                    -
     Payable to related parties                                                         -                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                      116               19,510

Investments:
     Increase in capital assets                                                       (16)                 (26)
     Increase in acquired technology                                                    -                    -
     Purchases of marketable securities                                              (674)                 (91)
     Maturities of marketable securities                                            2,200                1,699
-------------------------------------------------------------------------------------------------------------------
                                                                                    1,510                1,582

Foreign exchange gain on cash held in foreign currency                                (12)                  32
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                   (1,325)              19,186

Cash and cash equivalents, beginning of period                                      2,327                1,031

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                    $       1,002        $      20,217
===================================================================================================================


See accompanying notes.

VASOGEN INC.
(A development stage company)

Notes to Unaudited Consolidated Financial Statement
(Tabular amounts in thousands of Canadian dollars)

Since December 1, 1987, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease. The Company has not had any commercial operations since inception. The operations of the Company are not subject to any seasonality or cyclicality factors.

The disclosures in these interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2000.


1.  Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the Company's adoption, effective December 1, 2000, of the Canadian Institute of Chartered Accountants' Accounting Guideline 11 "Enterprises in the Development Stage." Accounting Guideline 11 provides guidance on recognition, measurement, presentation, and disclosure by enterprises in the development stage and requires certain specific disclosures needed for fair presentation of financial position, operating results and cash flows, as well as other disclosures that help users to evaluate their performance. There are no current period adjustments or retroactive adjustments required to these interim consolidated financial statements resulting from the Company adopting Accounting Guideline 11 because the Company had not previously deferred pre-operating costs or development costs. In its annual consolidated financial statements for the year ending November 30, 2001, the Company will provide additional disclosures required under Accounting Guideline 11.

2.  Share capital:

================================================================================
       Security Description         Number Outstanding at February 28, 2001
--------------------------------------------------------------------------------

         Common Shares                                44,829,428
         Options                                       1,696,759
         Warrants                                        260,000

================================================================================

3.  Segmented information:

The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are located in Canada and the acquired technology is located in Ireland.

                                       ###

                      Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

RESULTS OF OPERATIONS

Research and Development

Research and development expenditures totaled $1.8 million in the first quarter of 2001, compared to $1.3 million in the first quarter of 2000. As elaborated in the MD&A in the Company's 2000 annual report, the increase in spending primarily reflects the costs associated with the increased number of indications in clinical trials, pre-clinical research initiatives investigating the impact of immune modulation therapy on new disease targets, and higher costs associated with the Company's expanded intellectual property portfolio.

During the quarter, the Company continued to advance its clinical programs. There were no unexpected cost increases associated with these programs. More details on Vasogen's clinical development programs can be found in the Company's 2000 Annual Report and its Annual Information Form.

The Company's basic science and pre-clinical programs continued to evaluate new disease targets for clinical development, and significant progress was made with respect to identifying additional fundamental mechanisms of its immune modulation therapy. Developments in these areas also resulted in the filing of numerous patent applications during the quarter.

General and Administration

General and administration expenditures totaled $1.6 million in the first quarter of 2001, compared to $0.9 million for the same period a year earlier. In general, this increase relates to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, this increase is due to higher expenses related to business and corporate development activities, and general and administration expenditures resulting from increased infrastructure requirements to support both research and corporate activities.

Investment Income

Investment income totaled $0.6 million in the first quarter of 2001, compared with $0.1 million in the first quarter of 2000. Investment income was higher due to a larger cash and marketable securities balance.

Loss

The loss for the first quarter of 2001 totaled $2.7 million, compared to a loss of $2.2 million in the first quarter of 2000. The increase resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by a higher level of investment income. The loss per common share was $0.06 in the first quarter of each of 2001 and 2000. The loss per share was unchanged in 2001 compared to 2000, as a result of a higher weighted average number of shares outstanding in 2001. There are no material seasonal or cyclical factors that have a material effect on the Company's operating results.

                                     -more-

LIQUIDITY AND CAPITAL RESOURCES

Financing

Vasogen did not complete any financings in the first quarter of 2001, whereas during the first quarter of 2000, the Company completed a financing for net proceeds of $15.3 million. During the first quarter of 2001, Vasogen received proceeds of $0.1 million from the exercise of options and warrants, compared to $4.2 million in the same period of 2000. The total number of common shares outstanding at the end of the first quarter of 2001 increased to 44.8 million from 44.7 million at year-end and from 38.1 million at the end of the first quarter 2000.

Cash Position

At February 28, 2001, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $38.8 million, compared to $41.6 million at year-end. The Company invests in liquid, highly rated government and corporate debt instruments. Although its current cash position is adequate, as further explained in the MD&A contained in the Company's 2000 annual report, the Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time.

RISKS AND UNCERTAINTIES

Vasogen has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company's fiscal 2000 MD&A.

OUTLOOK

Vasogen has not had any significant changes to its outlook from those that were disclosed in its fiscal 2000 MD&A.

                                       ###